OBAGI MEDICAL PRODUCTS, INC.

OBAGI

MEDICAL

TO OUR SHAREHOLDERS,

2006: A MILESTONE YEAR

On behalf of the entire management team, I'm pleased to report that 2006 was a milestone year for Obagi Medical Products. We achieved record sales, invested significantly in future growth, and completed our initial public offering, while maintaining solid profitability and cash flow. Highlights for the year include the following:

- Record sales of $78.0 million increased 20%, or $13.1 million, over 2005
- We achieved income from operations of $17.7 million, or 22.8% of sales
- We generated $12.9 million of cash flow from operations
- We invested $5.9 million in research and development expenditures, an 81% increase over 2005
- We achieved earnings per diluted common share of $0.34
- ***The Obagi Nu-Derm Condition and Enhance System*** was launched in July 2006
- ***The Obagi CLENZIderm M.D.™ System*** was formally launched in February 2007
- ***The Obagi ELASTIderm™ System*** was formally launched in February 2007
- Net proceeds of $38.1 million from our Initial Public Offering were used to repay $35.0 million of debt, resulting in $25.8 million of debt and $11.3 million in cash and cash equivalents at year end

CORE BUSINESS GROWTH

Our core business has never been stronger. Sales of our core products, of which the Obagi Nu-Derm System is our leading product line, have grown at a compound annual growth rate of 16% since 2003. This system has become an important component of the skin health offerings for thousands of plastic surgeons, dermatologists and other aesthetically oriented physicians. We have built long-term relationships with skin health professionals based on the success of this system during the 18 years since the first Obagi systems and products were launched.

The strength of the Obagi Nu-Derm System has enabled us to further leverage our Penetrating Therapeutics™ technology. Since 2004, we have developed and launched several additional aesthetic skin health products, including Obagi-C Rx System, Obagi Tretinoin and Obagi Professional-C Serums, that complement the Obagi Nu-Derm System in the physician's practice. Based on the strength of our core business, we have grown our base of U.S. physician partners to approximately 4,400 active accounts, a 17% increase over 2005. Our international business also grew by $2.0 million, or 17%, through our partnership efforts with our international distributors.

NEW INDICATIONS WITH COSMETIC PROCEDURES

Our evidence from our key physician accounts around the world pointed to other untapped, yet effective uses for the Obagi Nu-Derm System. In December 2005, we initiated a large 5,000 patient field study using the Obagi Nu-Derm System as a complement to cosmetic procedures commonly performed by physicians. The results from almost 2,700 individual patients' studied responses were conclusive. Physicians treating patients with the Obagi Nu-Derm System saw a meaningful improvement in the aesthetic outcomes for the patients and significantly increased patient satisfaction. In response, in July 2006 we launched the first procedure-oriented product line extension, the Obagi Nu-Derm Condition and Enhance System, with an initial focus on use in conjunction with Botox® procedures.

NEW PRODUCT OFFERINGS

During 2006 we also placed a high priority on investing in, and accelerating the development of, two new product technologies. The products we have developed provide entry into some of the largest and fastest growing therapeutic markets in dermatology:

Obagi CLENZIderm M.D. System: We presented data at the 2006 annual meeting of the Academy of American Dermatology (AAD) which demonstrated in proof of concept trials that a new form of

solubilized Benzoyl Peroxide (BPO) we developed penetrated the skin deeper and killed P.acnes bacteria at much faster rates than currently commercially available BPO products. At the February 2007 AAD meeting, we presented clinical results showing faster clearance of acne lesions without the need for antibiotics as used in the leading BPO/Clindamycin combination acne prescription product. The new Obagi CLENZIderm M.D. System produced visible results in the first week of use with mild to moderate acne patients.

We formally launched CLENZIderm M.D. in February 2007. The CLENZIderm M.D. line provides Obagi Medical Products with a therapeutic portfolio offering for the treatment of acne. Based on the success of our clinical studies and the magnitude of the opportunity in the therapeutic dermatology market, we have made a major commitment to this new product line. We have invested in a dedicated sales force for therapeutic dermatology as part of the overall increase in our sale force from 49 to 72 professionals during 2006.

Obagi ELASTIderm System: We presented data at the 2007 annual meetings of the AAD and American Society of Plastic Surgeons that showed through the use of a proprietary copper zinc malonate bi-mineral complex, a clinically significant 49% improvement in skin elasticity and a 68% reduction in fine lines and wrinkles around the eyes, in a nine-week study involving 33 subjects.

We believe this is the only product of its kind available to physicians that addresses a significant demand for more effective topical eye treatment. We plan to expand the ELASTIderm franchise based on obtaining additional clinical data on measurable improvements in elasticity in other parts of the body that show the undesirable effects of aging and gravity.

2007 AND BEYOND

While we are proud of our accomplishments in 2006, we are also confident that Obagi Medical Products has an even more exciting future ahead of it. We believe that the continued strength of our core Obagi Nu-Derm System business combined with the introduction of our new products gives us significant momentum for the coming years. We will continue to take advantage of opportunities to drive top-line growth, yet we remain committed to maintaining and increasing our profitability. We are now entering a phase where we can start to leverage the significant investments we have made in product development, clinical support for our systems, and our field sales force. Beyond our current offerings, we are exploring opportunities to apply our Penetrating Therapeutics technology to address additional potential indications.

Our dynamic growth in the physician-dispensed skincare market has enabled us to attract and retain experienced and dedicated employees. We will continue to develop clinically proven aesthetic and therapeutic dermatology systems that we believe will take Obagi Medical Products to a new level of success. Our highly skilled sales force, valuable intellectual property, and proven business model have already positioned us as leaders in the market. In short, our entire organization is committed to building on that success by providing our physician partners with effective products and practice-building tools to enable them to meet the growing demand for more effective skincare solutions.

On behalf of our management team and board of directors, I thank you for your confidence and look forward to sharing with you our progress in the months and years to come.

Sincerely,

Steven R. Carlson
President and Chief Executive Officer
April 23, 2007